Exhibit 21.1

Pyxis Tankers Inc.

List of Subsidiaries

Company Name	Jurisdiction of Incorporate
Maritime Technologies Corp.	Delaware, U.S.A.
Secondone Corp.	Marshall Islands
Thirdone Corp.	Marshall Islands
Fourthone Corp.	Marshall Islands
Sixthone Corp.	Marshall Islands
Seventhone Corp.	Marshall Islands
Eighthone Corp.	Marshall Islands